Exhibit 99.1

Embedded value 2003

The Hague, June 7, 2004

Table of contents

1.	Highlights		3
	1.1	Introduction	3
	1.2	Overview of embedded value life insurance and total embedded value	4
	1.3	New business	5

2.	Economic assumptions		6
	2.1	Economic assumptions	6

3.	Reconciliation of total capital base to adjusted net worth		7

4.	Outcome		9
	4.1	Value components	9
	4.2	Movement analysis of embedded value life insurance	12

5.	Sensitivities		15

	5.1	Embedded value life insurance sensitivity	15
	5.2	Value of new business sensitivity	16

6.	Review statement		17

Addendum 1: Movement analysis based on regulatory surplus requirement per country unit and product segment			18
	AEGON Group		18
	Americas		19
	The Netherlands		20
	The United Kingdom		21
	Hungary		22
	Spain		23
	Taiwan		24

Addendum 2: Outcome and movement analysis based on the internal surplus requirement			25

Addendum 3: Recoverability of DPAC			28

Addendum 4: Exchange rates			29

Addendum 5: Methodology			30
	Scope		30
	Methodology and definitions		31
	Operating assumptions		32
	Embedded options and guarantees		33

Glossary and abbreviations			34
	Glossary		34
	Abbreviations		36

Disclaimer			37

1. Highlights

1.1 Introduction

AEGON has long used embedded value as a management tool for the life insurance operations. AEGON’s management believes that embedded value, in conjunction with the other publicly disclosed financial information, can provide valuable additional information for investors and shareholders to assess a reasonable range of values inherent in the business. AEGON does not believe that embedded value techniques should only provide a point estimate of the embedded value life insurance; therefore the disclosure includes results on different solvency bases and sensitivity analyses.

Embedded value life insurance (EVLI) is an estimate of the economic value of a company’s existing life insurance business and is to a large extent actuarially determined. Embedded value life insurance should not be viewed as a substitute for DAP financial measures.

Embedded value life insurance represents the contributed capital invested in our life operations available surplus or adjusted net worth (ANW) and the value of in-force life business (ViF). The latter equals the present value of future expected profits arising from the existing book of life insurance business including new business sold in the reporting period less the cost of capital. Future new business that is sold after the valuation date is not reflected in this value, although certain assumptions such as unit costs reflect a going concern basis.

Total embedded value (TEV) represents the sum of the embedded value life insurance, the value of all other business that is not included in EVLI (other activities) and the adjustments in respect of holding companies (holding activities). The holding activities largely represent the DAP book value of AEGON’s debt, capital securities and other net liabilities. TEV reflects a measure used by management as an alternative in determining shareholders’ interest in the value of the existing business.

Embedded value life insurance calculations use local regulatory accounting principles rather than company specific accounting principles (e.g. DAP) as these regulatory requirements determine when profits can be distributed to shareholders. This may facilitate comparisons between disclosed embedded value life insurance of different companies. However, differences in assumptions, definitions, disclosure levels and capital requirements, may cause inconsistency in these comparisons.

The principles AEGON has developed to calculate EVLI are described in addendum 5. It is expected that, in all material respects, the EVLI produced under the new European Embedded Value principles will be consistent with that under AEGON principles. The main area for development relates to stochastic modeling which is less well developed in some business units.

For 2002 Taiwan, Hungary and Spain were included at DAP book value in the Total Embedded Value figures. This year they are included under EVLI. Table 1 on the next page shows 2002 results before and after this change.

Tillinghast has been engaged to review AEGON’s embedded value life insurance. The scope and conclusions of this review are presented in section 6.

Embedded value 2003	- 3 -

1.2 Overview of embedded value life insurance and total embedded value

A high level overview of our embedded value life insurance and our total embedded value is contained in table 1. More details on these values, the principles and assumptions used plus sensitivities of these values to changes in underlying assumptions are included in this document and should be read carefully in connection with the information presented below. All figures in this document are presented on an after tax basis unless otherwise stated.

Table 1

Embedded value regulatory surplus basis

(amounts in millions, after tax)

Year-end 2003 USD	Year-end 2002 as adjusted USD	%		Year-end 2003 EUR	Year-end 2002 as adjusted (A) EUR	%	Year-end 2002 as reported EUR
			Life business
14,450	11,788	23	Adjusted net worth (ANW)	11,441	11,240	2	10,919
7,311	5,774	27	Free surplus (FS)	5,788	5,506	5	5,247
7,139	6,014	19	Required surplus (RS)	5,652	5,735	(1)	5,672
13,683	11,780	16	Value of in-force life business (ViF)	10,834	11,233	(4)	11,054
15,639	13,242	18	Present value future profits (PVFP)	12,382	12,627	(2)	12,419
(1,956)	(1,463)	34	Cost of capital (CoC)	(1,549)	(1,395)	11	(1,365)
28,133	23,568	19	Embedded value life insurance (EVLI)	22,274	22,473	(1)	21,973

			Other activities
1,775	1,313	35	DAP book value	1,405	1,252	12	1,514
29,907	24,880	20	Total embedded value before holding activities	23,679	23,725	(0)	23,487
(8,203)	(8,209)	(0)	Holding activities	(6,495)	(7,828)	(17)	(7,828)
(7,996)	(8,013)	(0)	Debt, capital securities & other net liabilities	(6,331)	(7,641)	(17)	(7,641)
(206)	(196)	5	Present value holding expenses	(163)	(187)	(12)	(187)
21,704	16,671	30	Total embedded value (TEV)	17,184	15,897	8	15,660

17,849	14,924	20	Shareholders’ equity	14,132	14,231	(1)	14,231

(A)	The adjusted number includes embedded values of Hungary, Spain and Taiwan

The most important items impacting the change in embedded value life insurance during 2003 are1:

•	The weakening of the US dollar and pound sterling against the euro had an adverse impact of EUR 2.8 billion on the EVLI. If the figures in this table had been prepared on a constant currency basis over 2003 the EVLI would have increased by 13% and the total embedded value by 25%.

•	A positive investment variance of EUR 1.2 billion.

•	An in-force performance of EUR 1.5 billion.

•	New business of EUR 0.4 billion.

•	Net dividend payments to AEGON NV decreased the EVLI by EUR 0.6 billion.

The value of the holding activities increased (i.e. became less negative) mainly as a result of net money flows from the subsidiaries (EUR 0.6 billion), lower debt value as a result of currency movements (EUR 0.6 billion), sale of TFC business (EUR 0.3 billion), cash dividend to shareholders (EUR (0.1) billion) and interest payments on holding debt (EUR (0.2) billion).

[1]	For a more detailed analysis, please refer to section 4.2 ‘Movement analysis of embedded value life insurance’.

Embedded value 2003	- 4 -

1.3 New business

The profitability of the policies sold in 2003 can be measured by the gross value of new business, which is equal to the value of new business (VNB) generated by the sale of new policies during the reporting year, grossed up at the relevant corporate tax rate and adjusted for the cost of carrying regulatory required surplus.

Table 2

Value new business regulatory surplus basis

(amounts in millions)

2003 USD	2002 USD	%		2003 EUR	2002 EUR	%
974	1,002	(3)	Gross value of new business (A)	861	1,058	(19)
(322)	(348)	(7)	Tax	(285)	(367)	(22)
(158)	(121)	31	Cost of capital	(140)	(128)	9
493	533	(7)	Value of new business	436	563	(23)

(A)   Gross value of new business is derived by grossing up value of new business. Normalized tax rates used are:
35% for the US, 34.3% for Canada, 34.5% for the Netherlands, 30% for the United Kingdom, 35% for
Spain, 18% for Hungary and 25% for Taiwan.

Table 3

Value new business regulatory surplus basis
(amounts in millions)

2003 USD	2002 USD	%		2003 EUR	2002 EUR	%
353	469	(25)	Americas	312	495	(37)
16	41	(60)	Netherlands	15	43	(66)
48	24	104	United Kingdom	43	25	71
14	n.r.	—	Hungary	13	n.r.	—
3	n.r.	—	Spain	3	n.r.	—
58	n.r.	—	Taiwan	51	n.r.	—
493	533	(8)	Total	436	563	(23)

n.r.	= not reported

The VNB for the UK does not include cost savings of EUR 20 million after tax, which is expected to be removed from the operating expenses during 2004 as a result of an expense management program.

Embedded value 2003	- 5 -

2. Economic assumptions

2.1 Economic assumptions

The economic assumptions for 2002 and 2003 are presented in table 4. The investment and inflation assumptions are set using a market based approach with rates that can vary by country unit and change from year to year taking into account available empirical data.

Table 4

Economic assumptions 2003	US (A)	NL	UK	Hungary	Spain	Taiwan
Discount rate	8.0%	8.0%	8.0%	9.0%	8.0%	8.0%
Equity returns	8.0%	8.0%	8.0%	9.0%	8.0%	8.0%
Property returns	—	6.5%	8.0%	9.0%	6.5%	—
Risk free fixed interest returns (B)	5.25%	4.5%	4.8%	6.0%	4.5%	3.5%
Net credit spread on fixed interest (C)	114	50	50	55	47	85
Inflation rate	2.0%	2.0%	2.0%	3.0%	2.0%	2.0%

Economic assumptions 2002	US	NL	UK	Hungary	Spain	Taiwan
Discount rate	8.0%	8.0%	8.0%	9.0%	8.0%	8.0%
Equity returns	8.0%	8.0%	8.0%	9.0%	8.0%	8.0%
Property returns	—	6.5%	8.0%	9.0%	6.5%	—
Risk free fixed interest returns	4.75%	4.5%	4.4%	6.0%	4.2%	3.5%
Net credit spread on fixed interest	117	56	70	80	70	85
Inflation rate	2.0%	2.0%	2.0%	3.0%	2.0%	2.0%

(A)	The Canadian assumptions are equal to the US assumptions with the exception of: discount rate +0.5%, equity returns +0.5% and risk free fixed interest returns +0.5%.
(B)	Risk free fixed interest returns correspond to the government bond yield. In the US, fixed interest returns grade from actual 2003 year-end levels, i.e. 4.3%, to the long-term assumption (i.e. 5.25%) over a period of approximately 5 years. The rate for Taiwan reflects its investment in both the local market and the US.
(C)	Average net credit spread in basis points (bps) of all corporate bonds, mortgages, loans, etc. over the ‘fixed interest returns’. Actual modelling is done per rating category or at a portfolio level. US net credit spreads grade from actual 2003 year-end levels to ultimate levels (i.e. 114 bps) over a 2-year period.

All economic assumptions are reviewed each year and adjusted if appropriate. All assumptions fall within the scope of the independent review and reflect a going concern. The currency exchange rates are summarized in addendum 4: Exchange rates.

The main changes since 2002 have been an increase in risk free fixed interest returns for the Americas, the UK, Spain and a reduction in credit spread for corporate bonds for all countries, except Taiwan.

The increase in risk free fixed interest returns in the US reflects improving underlying economic fundamentals and hence lower deflationary risks than existed at the end of 2002.

Embedded value 2003	- 6 -

3. Reconciliation of total capital base to adjusted net worth

The embedded value life insurance is not based on generally accepted accounting principles in the Netherlands (DAP). The following reconciliation presents the adjustments to the total capital base under DAP to arrive at the ANW that is based on local regulatory accounting rules.

Table 5

Reconciliation total capital base to ANW (amounts in EUR millions)	2003	2002	Change to 2002 in %
Total capital
AEGON shareholders’ equity (A)	14,132	14,231	(1)
Capital securities & Subordinated debt	2,377	2,624	(9)
Senior debt related to insurance activities (B)	3,288	3,203	3

Total capital base	19,797	20,058	(1)
Other net liabilities (C)	666	1,814

Total capital base and other net liabilities	20,463	21,872	(6)

Invested in
Americas	14,034	15,751	(11)
Netherlands	2,865	2,605	10
United Kingdom	3,083	3,117	(1)
Hungary	237	202	17
Spain	145	117	24
Taiwan	52	16	227
Other	48	64	(25)

Total	20,463	21,872	(6)

Allocated to
Life subsidiaries	19,058	20,620	(8)
Other activities	1,405	1,252	12

Total	20,463	21,872	(6)

Reconciliation capital in life subsidiaries to adjusted net worth
Capital in life subsidiaries	19,058	20,620	(8)
Adjustments to local equity	(7,618)	(9,380)	(19)

Adjusted net worth (ANW)	11,441	11,240	2

(A)	Including the preferred share capital (2003: EUR 2,108 mln)
(B)	Long-term liabilities (of which related to insurance activities): EUR 4,692 mln (EUR 3,288 mln) in 2003 and EUR 3,856 mln (EUR 3,203 mln) in 2002.
(C)	Carried at the holding companies.

The capital base is largely invested in the life subsidiaries. The remaining capital allocated to other activities is included at DAP book value. In the reconciliation, the capital allocated to life subsidiaries is adjusted to local regulatory accounting.

Embedded value 2003	- 7 -

The largest part of the adjustment relates to the non-admissibility on a regulatory basis of DPAC/VOBA of the modeled life business2. The Netherlands’ life insurance DPAC (EUR 0.8 billion after tax) is not eliminated, as it is an admissible asset under Dutch regulatory accounting. The after tax impact of the elimination of inadmissible DPAC/VOBA related to the modeled life business equals EUR (8.2) billion. The balance of the adjustments EUR 0.6 billion is mainly explained by the impact of the differing reserve and asset valuation bases and the marking to market of the assets backing surplus for the EVLI calculation.

[2]	The non-admissibility of certain assets on a local basis simultaneously decreases equity while increasing future profits as the margins that are available to amortize these intangible assets on a DAP basis go straight to the bottom-line under regulatory accounting. In other words, the decrease in equity when going from DAP to the local basis is largely offset by an increase in value of the in-force business.

Embedded value 2003	- 8 -

4. Outcome

This section presents the EVLI and TEV as of December 31, 2003. All profits and surplus are in millions of euro and based on local regulatory accounting net of reinsurance and after tax. The level of required surplus is based on local regulatory requirements.

4.1 Value components

The values under the regulatory solvency requirements are:

Table 6

Embedded value components (amounts in EUR millions, after tax)	Americas	NL	UK	Hungary	Spain	Taiwan(A)	Total 2003
Life business
Adjusted net worth (ANW)	7,610	2,839	711	199	63	18	11,441
Free surplus (FS)	4,179	907	493	172	40	(3)	5,788
Required surplus (RS)	3,431	1,931	219	27	23	22	5,652

Value of in-force life business (ViF)	6,045	2,251	2,209	149	22	157	10,834
Present value future profits (PVFP)	7,067	2,680	2,258	161	28	187	12,382
Cost of capital (CoC)	(1,022)	(429)	(50)	(12)	(6)	(31)	(1,549)

Embedded value life insurance (EVLI)	13,655	5,090	2,920	349	86	175	22,274

DAP book value	1,203	32	(19)	38	79	24	1,357
DAP book value other countries							48
Total embedded value per country unit	14,858	5,123	2,901	386	165	199	23,679

Holding activities							(6,495)
Debt, capital securities & other net liabilities							(6,331)
Present value holding expenses							(163)

Total embedded value (TEV)							17,184

(A)	Taiwan will receive a capital injection in the beginning of 2004 of EUR 18 mln.

The solvency requirement on which the business is managed is based on the more stringent of the regulatory requirements and 165% of Standard and Poors’ local capital adequacy models, plus any additional internally imposed requirements, if applicable. On this internal basis, the split between free and required surplus differs: for 2003 free surplus was EUR 829 million plus required surplus of EUR 10,612 million.

The prepaid pension costs on employee plans are included under other activities at DAP book value of EUR 1.1 billion after tax (2002 EUR 1.4 billion) and relate entirely to the US.

The embedded value life insurance decreased slightly as the net impact of currency exchange movements being offset by performance of the in-force business and deviations in investment experience during 2003 from assumed levels. For a detailed discussion of the change in embedded value life insurance from end of year 2002 to end of year 2003 refer to section 4.2.

Embedded value 2003	- 9 -

The value of the holding activities increased (i.e. became less negative) mainly as a result of net money flows from the subsidiaries (EUR 0.6 billion), lower debt value as a result of currency movements (EUR 0.6 billion), sale of TFC business (EUR 0.3 billion), cash dividend to shareholders (EUR (0.1) billion) and interest payments on holding debt (EUR (0.2) billion).

Embedded options and guarantee treatment

The Americas manages the exposure to embedded options and guarantees through duration matching of fixed interest assets and liabilities plus in certain cases by using equity hedge programs on certain variable products. To value the exposure of the non-mitigated risks a stochastic scenario approach is used for the products that contain significant guarantees or embedded options related to equity returns or interest rates. Modeling on a deterministic basis would have increased the EVLI by EUR 416 million after tax (USD 525 million).

In the Netherlands, the effect of minimum interest guarantees on individual unit-linked and separate account group contracts are valued using a stochastic scenario approach which had a negative impact on value of EUR 256 million after tax. The exposure to the minimum interest guarantees on traditional business is mitigated by matching assets to liabilities. For part of the group life business, there is a further mitigation, as the minimum interest guarantee applies to the total liability at the contract level rather than to the increase in liability of each scheme member’s benefits separately. Also, minimum interest guarantees on traditional business have been decreased from 4% to 3% for new individual policies sold after August 1999 and for group contracts starting January 2000. The impact on value of the remaining exposure to the minimum interest guarantees on traditional business has not been quantified and is assumed to be reflected in the EVLI through the discount rate.

In the United Kingdom the guarantees and subsequently the cost for guarantees arise within the policyholder funds and only to a very limited extent to shareholder funds. A program of interest rate hedges has been put in place to mitigate the impact to policyholders of guaranteed annuity options. Therefore, there is no material exposure to and hence no allowance for the cost of these guarantees required in the EVLI.

The value of the embedded derivatives in respect of other countries has been estimated, if and where material. However in case of Taiwan stochastic techniques have been used to estimate the effect of the embedded derivatives in relation to 2003 new business.

In total, modeling on a deterministic basis would have increased the EVLI for the Group by EUR 672 million.

Non-recurring expenses and anticipated efficiency gains

The Americas considers an amount of EUR 10 million post tax, related mainly to regulation driven changes to its Direct Marketing Services Division, as non-recurring. The cost of this work is reflected in the 2003 in-force life business performance but excluded from the determination of maintenance expense assumptions on an ongoing basis.

The UK treated an amount of EUR 14 million of 2003 expenses as non-recurring costs. The major components of this are EUR 19 million relating to the cost of implementing the expense management program plus EUR 5 million in relation to other project costs partially offset by a positive impact of EUR 10 million relating principally to a provision for value added tax. These post tax amounts have been included within the movement analysis in table 7.

Embedded value 2003	- 10 -

In 2003, the UK treated EUR 12 million of acquisition expenses as non-recurring with a corresponding figure included within the in-force performance variance. The maintenance expense assumptions used at the end of 2003 also reflect planned savings of EUR 6 million.

There is a program currently underway in the UK to substantially reduce the operating expenses. This program delivered cost savings in 2003 and will further reduce expenses in 2004/2005. In 2004 the program is targeted to reduce the operating expenses by EUR 20 million after tax. The 2003 VNB does not reflect the EUR 20 million of cost savings to be realized in 2004.

The Netherlands and Spain have embarked on restructuring programs expecting to deliver expense savings in the future. These expected efficiency gains have, however, not been reflected in the expense assumptions.

Embedded value 2003	- 11 -

4.2 Movement analysis of embedded value life insurance

The change from year-to-year embedded value life insurance is split into the following components3

The main items per country unit will be explained in further detail after table 7 and table 8.

Table 7

Movement analysis 2003 (amounts in EUR millions, after tax)	Americas	NL	UK	Hungary	Spain	Taiwan	Total 2003
Embedded value life insurance BoY	14,663	4,581	2,729	313	73	114	22,473
Value of new business (VNB)	312	15	43	13	3	51	436
Gross value of new business	608	64	72	16	6	95	861
Tax	(213)	(22)	(22)	(3)	(2)	(24)	(285)
Cost of capital (after tax)	(84)	(27)	(8)	(1)	(1)	(20)	(140)
In-force performance	1,048	295	66	37	6	22	1,474
Unwinding discount rate	908	359	197	21	4	4	1,494
Variance	80	(47)	(129)	13	2	18	(63)
Change in operating assumptions	59	(17)	(2)	3	0	0	43
Variance from long term inv. return	788	329	106	6	0	(3)	1,226
Change in economic assumptions	137	13	43	6	0	0	198
Currency exchange differences	(2,514)	0	(218)	(34)	0	(25)	(2,792)
Capital movements	(738)	0	70	0	3	15	(649)
Miscellaneous impacts	(40)	(142)	82	8	1	0	(92)
Embedded value life insurance EoY	13,655	5,090	2,920	349	86	175	22,274

Other activities							1,405
Holding activities							(6,495)
Total embedded value							17,184

Currency exchange differences

A weakening of the US dollar and pound sterling against the euro resulted in an adverse variance of EUR 2,792 million.

Americas

•	The main components of the positive long-term investment variance were higher equity returns, lower than expected credit losses and higher than expected long term bond yields.

•	The positive change in economic assumptions largely reflected the increase in the risk free rate.

•	The positive variance on in-force was a result of favorable persistency, mortality, morbidity and spread experience.

•	The change in operating assumptions reflected mainly favorable mortality and morbidity on direct marketing business, a more favorable hedging strategy on indexed universal life in Canada and increased spreads on certain fixed annuity business.

•	The capital movement out of the Americas EVLI reflects dividend payments made from the life operations up to the holding company level.

[3]	Refer to addendum 1 ‘Movement analysis based on regulatory surplus requirement per country unit and product segment’ for a split per country unit and per product segment and to addendum 2 ‘Outcome and movement analysed based on the internal surplus requirement’ for a corresponding split of the movement on an internal basis.

Embedded value 2003	- 12 -

The Netherlands

•	The most important component of the positive long-term investment variance related to higher than expected equity and bond returns.

•	The main component of the adverse in-force variance was persistency.

•	The miscellaneous impact mainly covers improvements to the embedded value processes and systems, transfer of capital to other activities and adverse tax changes.

United Kingdom

•	The long-term investment variance is principally a result of higher equity returns.

•	The main components of the in-force variance were expense related items, persistency experience and tax.

•	The main component of the change in economic assumptions is the rise in assumed bond yields.

•	The UK business has been self-funding during 2003. The capital movement of EUR 70 million is free surplus.

•	The miscellaneous impact mainly covers improvements to the embedded value processes and systems.

Hungary

The main component of the in-force variance was higher than expected salary growth in pension fund management business.

Spain

No significant factors.

Taiwan

The main component of the in-force variance was positive persistency experience.

Embedded value 2003	- 13 -

Value of new business represents the value created by new business sold during the reporting period table 8 links this value to modeled written premium4.

Table 8

Modeled new business APE(A), deposits and A&H premium (amounts in EUR millions)	Premium business (TL, LAP)		Deposit business (VA, FA, GIC’s, FEE)		Accident & health (A&H)		VNB
	APE (C)		Deposits (B) (C)		Premium (C)
	2003	2002	2003	2002	2003	2002	2003	2002
Americas	951	942	30,209	40,743	874	1,025	312	495
Netherlands	271	357	—	—	—	—	15	43
United Kingdom	917	961	—	—	—	—	43	25
Hungary	20	n.r.	9	n.r.	—	—	13	n.r.
Spain	24	n.r.	—	—	—	—	3	n.r.
Taiwan	308	n.r.	—	—	—	—	51	n.r.
Total	2,492	2,259	30,218	40,743	874	1,025	436	563

VNB	251	222	131	293	54	48	436	563

(A)	APE = recurring premium + 1/10 single premium
(B)	Including on and off balance sheet deposits
(C)	The new premium is materially in line with new business sales under AEGON’s primary accounting basis (DAP). Reported 2003 deposits equalled EUR 37,618 mln; the difference compared to the above stated number mainly relates to the elimination of deposits on existing contracts.

In the Americas, VNB was down 25% in US dollars (down 37% in euro). The main driver of this reduction was fixed and variable annuities where total VNB for these business lines dropped from USD 159 million in 2002 to USD 14 million in 2003. The largest variance, fixed annuities, is a direct result of lower than pricing spreads achieved in the first half of the year due to historic low levels of interest rates combined with the timing to fully implement product changes that lowered minimum guarantees. Pricing spreads were restored in the second half of the year, however our decision to maintain pricing discipline during a highly competitive second half led to lower deposit levels and hence a smaller relative contribution to the VNB. Volumes in fixed annuities, while lower, were sufficient to keep our distribution franchise intact. Variable annuities were impacted by lower sales volumes due to the decision to discontinue the GMIB rider in the first quarter of 2003 and by additional reserve and capital requirements for products with guarantees. The main growth areas were the traditional life, GICs and A&H sectors with total VNB of USD 306 million compared with USD 252 million in 2002.

For the Netherlands the reduction of VNB was directly linked to the lower sales levels in 2003. The fall in sales, both for AEGON and the market as a whole, was for the Individual Life Business mainly caused by changes to the tax regime. In addition, the market for Group Life Business and Life Individual Single Premium Business is increasingly competitive in the Netherlands.

The growth in VNB in the UK was largely a result of higher sales levels in the traditional life product sector. VNB for the LAP sector was relatively flat with expense reductions being offset by a change in persistency assumptions and higher pension costs. The level of VNB generated by Taiwan reflected its strong sales results in 2003 and the VNB in Hungary resulted from a combination of good sales figures combined with attractive profit margins in the Hungarian market.

[4]	Refer to addendum 1 ‘Movement analysis based on regulatory surplus requirement per country unit and product segment’ for the split of VNB per country unit and per reporting segment and to addendum 2 ‘Outcome and movement analysed based on the internal surplus requirement’ for a corresponding split on an internal basis.

Embedded value 2003	- 14 -

5. Sensitivities

Table 9 and table 10 reflect the impact on respectively the EVLI and the VNB of changing underlying assumptions. In each sensitivity analysis only the stated assumption(s) has been changed, while keeping all else equal to the ‘base case’. The base case relates to the embedded value life insurance, i.e. to the value of the modeled life business.

5.1 Embedded value life insurance sensitivity

Table 9

Sensitivity analysis embedded value life insurance (amounts in EUR millions, after tax)	Americas	NL	UK	Hungary	Spain	Taiwan	All regions
Base case embedded value-life insurance 2003	13,655	5,090	2,920	349	86	175	22,274
Required surplus at internal solvency requirement	-9%	-5%	-1%	-1%	-5%	-6%	-7%
100 bps decrease in discount rate	7%	7%	7%	5%	3%	14%	7%
100 bps increase in discount rate	-7%	-6%	-5%	-3%	-3%	-12%	-6%
100 bps decrease equity, property and fixed income returns	-7%	-12%	-3%	-3%	-6%	-68%	-8%
100 bps increase equity, property and fixed income returns	4%	9%	4%	4%	6%	42%	5%
100 bps decrease in equity returns	-1%	-4%	-3%	0%	-1%	-7%	-2%
100 bps increase in equity returns	1%	4%	3%	0%	1%	4%	2%
10 bps increase in general account spread	3%	1%	0%	0%	3%	9%	2%
10% decrease in lapse rates	3%	0%	2%	2%	2%	1%	2%
10% decrease in expenses	2%	1%	2%	1%	2%	2%	2%

The change from minimum regulatory to internal required surplus decreases the value of all country units. The size of the impact reflects the difference between the internal requirement and the local regulatory requirements impacting the EVLI through the cost of capital charge.

The impact of the change in discount rate on the value of the business depends on the timing of the future profits: the higher the average remaining duration, the higher the sensitivity and the asymmetry to changes in discount rates.

The difference in sensitivity to changes in equity, property and fixed income returns between the country units mainly reflects the composition of the different in-force life portfolios and asset allocations. The asymmetry in sensitivity to equity, property and fixed income returns can be attributed to the minimum guarantees in many products. As a result of these guarantees, future lower equity and fixed investment returns will not be fully offset by equally lower crediting rates.

Taiwan shows an asymmetric value change for the decrease and increase in equity, property and fixed income returns. This reflects the level of guarantees underlying much of the business in Taiwan. The same argument applies to the changes in equity. However the impact is much smaller due to the fact that less than 10% of the portfolio is invested in equities.

Embedded value 2003	- 15 -

5.2 Value of new business sensitivity

Table 10

Sensitivity analysis value new business (amounts in EUR millions, after tax)	Americas	NL	UK	Hungary	Spain	Taiwan	All regions
Base case value new business 2003	312	15	43	13	3	51	436
Required surplus at internal solvency requirement	-29%	0%	-4%	0%	-42%	-26%	-24%
100 bps decrease in discount rate	34%	102%	58%	16%	23%	43%	39%
100 bps increase in discount rate	-29%	-79%	-53%	-13%	-20%	-35%	-33%
100 bps decrease equity, property and fixed income returns	-42%	-71%	-120%	-6%	-11%	-146%	-61%
100 bps increase equity, property and fixed income returns	31%	67%	123%	7%	11%	58%	44%
100 bps decrease in equity returns	-8%	-18%	-26%	-1%	-4%	-15%	-11%
100 bps increase in equity returns	6%	22%	27%	1%	4%	6%	9%
10 bps increase in general account spread	10%	5%	9%	0%	11%	23%	11%
10% decrease in lapse rates	16%	36%	33%	8%	15%	7%	17%
10% decrease in expenses	13%	45%	13%	9%	15%	5%	13%

In general, the value of new business is more sensitive to changes in parameters than the in-force. A relatively small change in future profits can have a relatively large impact on a small VNB compared to the ViF. The size and sign of the sensitivities depend on the profitability of the individual products as well as the composition of the new business portfolio within a country unit.

Similar to the impact on the in-force, the move to internal required surplus decreases value as a result of the higher cost of capital. For new business in the Netherlands and Hungarian operations (mainly life for account of policyholders), the cost of capital on internal required surplus is broadly equivalent to that on regulatory requirements.

The much lower sensitivity of Hungarian and Spanish new business to changes in economic assumptions reflects the very early emergence of profits within these countries.

Embedded value 2003	- 16 -

6. Review statement

Introduction

The Tillinghast business of Towers Perrin (‘Tillinghast’) has been engaged to review the embedded values of AEGON’s life insurance subsidiaries in the Americas, the Netherlands, the United Kingdom, Hungary, Spain and Taiwan.

Scope

Tillinghast’s review covered:

•	Embedded values life insurance at 31 December 2002 and 31 December 2003, and

•	Movement analysis and value of new business for 2003.

The scope of Tillinghast’s review included:

•	Assessment of AEGON’s adherence to the AEGON Principles

•	Reasonableness of methodology and assumptions

•	Review of the models; and

•	Review of the results.

The scope did not include the review of the sensitivity results (as set out in section 5), the analysis by reporting segment (as set out in addendum 1 and addendum 2, table 20) nor the value placed on ‘other activities’ (as these are audited figures).

Opinion

Tillinghast has reported the results of its review to AEGON as follows:

Tillinghast has reviewed the methodology and assumptions used by AEGON to determine the embedded values life insurance and has reviewed the resulting embedded values life insurance and movement analysis.

The methodology used to calculate the results (‘AEGON Principles’) is described in addendum 5 of this document. The embedded values life insurance are based on projections of future after tax regulatory profits, with allowance for risk through the use of a single discount rate per currency and an adjustment for the cost of capital. Explicit allowance has been made for certain embedded options and guarantees, as set out in section 4 of this document. The results do not reflect an attempt to develop ‘fair value’ or to interpret proposed IFRS accounting standards.

As a result of this review, Tillinghast considers that the methodology adopted, the assumptions used and the results shown in tables 6, 7, 18 and 19 have been properly prepared in accordance with the AEGON Principles and are reasonable. In giving this opinion, Tillinghast has relied on the values placed on the ‘other activities’ by AEGON.

Embedded value 2003	- 17 -

Addendum 1: Movement analysis based on regulatory surplus requirement per country unit and product segment

This addendum splits the movement analysis into product segments for AEGON as a whole and the different countries. First, the AEGON totals split by reporting segment are presented in euro, then the movement of the six country units per reporting segment is stated in local currency with only the opening and closing value and the value of the other activities translated into euro.

AEGON Group

Table 11

Movement analysis 2003 (amounts in EUR millions, after tax)	TL	FA	VA	LAP	GICs	FEE	A&H	Total
Embedded value life insurance BoY	8,906	3,413	1,339	5,326	1,585	477	1,427	22,473
Value of new business (VNB)	229	4	9	22	90	28	54	436
Gross value of new business	433	28	21	76	152	46	104	861
Tax	(138)	(10)	(7)	(25)	(53)	(15)	(37)	(285)
Cost of capital (after tax)	(66)	(14)	(5)	(30)	(9)	(2)	(14)	(140)
In-force performance	588	245	74	187	88	36	256	1,474
Unwinding discount rate	601	204	88	401	77	32	90	1,494
Variance	96	(11)	(11)	(261)	14	22	87	(63)
Change in operating assumptions	(109)	52	(4)	47	(3)	(18)	79	43
Variance from long term inv. return	389	147	401	167	50	57	14	1,226
Change in economic assumptions	89	7	4	41	5	2	49	198
Currency exchange differences	(1,007)	(588)	(219)	(337)	(275)	(84)	(282)	(2,792)
Capital movements	(188)	(337)	177	(37)	(212)	(27)	(27)	(649)
Miscellaneous impacts	(481)	77	(96)	327	39	1	39	(92)
Embedded value life insurance EoY	8,525	2,969	1,689	5,698	1,370	492	1,531	22,274

Other activities								1,405
Holding activities								(6,495)
Total embedded value								17,184

VNB and APE (amounts in EUR millions, after tax)	TL	FA	VA	LAP	GICs	FEE	A&H	Total
Value New Business 2003	229	4	9	22	90	28	54	436
APE (A)	1,301			1,191			874	3,366
Deposits		2,947	4,109		7,740	15,423		30,218

(A)	APE = recurring premium + 1/10 single premium

Embedded value 2003	- 18 -

Americas

Table 12

Movement analysis 2003 (amounts in USD milions unless stated otherwise, after tax)	TL	FA	VA	LAP	GICs	FEE	A&H	Total
Embedded value life insurance BoY (EUR mln)	5,629	3,413	1,339	870	1,585	399	1,427	14,663

Embedded value life insurance BoY	5,903	3,579	1,404	913	1,662	419	1,497	15,377
Value of new business (VNB)	143	4	10	6	102	27	61	353
Gross value of new business	283	31	23	14	172	46	118	688
Tax	(99)	(11)	(8)	(5)	(60)	(16)	(41)	(241)
Cost of capital (after tax)	(42)	(16)	(5)	(3)	(10)	(2)	(16)	(95)
In-force performance	318	278	83	98	99	19	290	1,185
Unwinding discount rate	413	231	100	65	87	29	102	1,027
Variance	(6)	(13)	(12)	(5)	16	13	99	91
Change in operating assumptions	(89)	59	(5)	38	(3)	(22)	89	67
Variance from long term inv. return	106	166	454	27	56	66	16	891
Change in economic assumptions	84	8	5	(4)	6	(0)	56	154
Currency exchange differences	40	8	86	32	0	0	1	166
Capital movements	(296)	(381)	200	(58)	(240)	(30)	(30)	(835)
Miscellaneous impacts	(109)	88	(108)	4	45	(8)	44	(45)
Embedded value life insurance EoY	6,190	3,751	2,133	1,016	1,730	493	1,934	17,247

Embedded value life insurance EoY (EUR mln)	4,902	2,969	1,689	804	1,369	392	1,531	13,655
Other activities (EUR mln)								1,203
Total embedded value for the Americas (EUR mln)								14,858

VNB and APE (amounts in USD millions, after tax)	TL	FA	VA	LAP	GICs	FEE	A&H	Total
Value New Business 2003	143	4	10	6	102	27	61	353
APE (A)	863			213			989	2,065
Deposits		3,333	4,647		8,755	17,434		34,169

(A)	APE = recurring premium + 1/10 single premium

Embedded value 2003	- 19 -

The Netherlands

Table 13

Movement analysis 2003 (amounts in EUR millions, after tax)	TL	FA	VA	LAP	GICs	FEE	A&H	Total
Embedded value life insurance BoY (EUR mln)	2,747	—	—	1,833	—	—	—	4,580

Embedded value life insurance BoY	2,747	—	—	1,833	—	—	—	4,580
Value of new business (VNB)	5	—	—	10	—	—	—	15
Gross value of new business	12	—	—	52	—	—	—	64
Tax	(4)	—	—	(18)	—	—	—	(22)
Cost of capital (after tax)	(3)	—	—	(25)	—	—	—	(27)
In-force performance	249	—	—	46	—	—	—	295
Unwinding discount rate	205	—	—	154	—	—	—	359
Variance	95	—	—	(142)	—	—	—	(47)
Change in operating assumptions	(51)	—	—	34	—	—	—	(17)
Variance from long term inv. return	285	—	—	44	—	—	—	329
Change in economic assumptions	14	—	—	(1)	—	—	—	13
Currency exchange differences	0	—	—	0	—	—	—	0
Capital movements	0	—	—	0	—	—	—	0
Miscellaneous impacts	(415)	—	—	274	—	—	—	(141)
Embedded value life insurance EoY	2,884	—	—	2,207	—	—	—	5,090

Embedded value life insurance EoY (EUR mln)	2,884	—	—	2,207	—	—	—	5,090
Other activities (EUR mln)								32
Total embedded value for the Netherlands (EUR mln)								5,123

VNB and APE (amounts in EUR millions, after tax)	TL	FA	VA	LAP	GICs	FEE	A&H	Total
Value New Business 2003	5	—	—	10	—	—	—	15

APE (A)	82			189			—	271
Deposits		—	—		—	—		—

(A)	APE = recurring premium + 1/10 single premium

Embedded value 2003	- 20 -

United Kingdom

Table 14

Movement analysis 2003 (amounts in GBP millions unless stated otherwise, after tax)	TL	FA	VA	LAP	GICs	FEE	A&H	Total
Embedded value life insurance BoY (EUR mln)	154	—	—	2,575	—	—	—	2,729

Embedded value life insurance BoY	100	—	—	1,675	—	—	—	1,775
Value of new business (VNB)	31	—	—	(1)	—	—	—	30
Gross value of new business	50	—	—	0	—	—	—	50
Tax	(15)	—	—	(0)	—	—	—	(15)
Cost of capital (after tax)	(4)	—	—	(1)	—	—	—	(5)
In-force performance	13	—	—	32	—	—	—	46
Unwinding discount rate	8	—	—	128	—	—	—	136
Variance	(10)	—	—	(79)	—	—	—	(89)
Change in operating assumptions	15	—	—	(17)	—	—	—	(2)
Variance from long term inv. return	5	—	—	68	—	—	—	73
Change in economic assumptions	(0)	—	—	30	—	—	—	29
Currency exchange differences	0	—	—	0	—	—	—	0
Capital movements	38	—	—	10	—	—	—	49
Miscellaneous impacts	24	—	—	32	—	—	—	56
Embedded value life insurance EoY	211	—	—	1,847	—	—	—	2,058

Embedded value life insurance EoY (EUR mln)	299	—	—	2,621	—	—	—	2,920
Other activities (EUR mln)								(19)
Total embedded value for the United Kingdom (EUR mln)								2,901

VNB and APE (amounts in GBP millions, after tax)	TL	FA	VA	LAP	GICs	FEE	A&H	Total
Value New Business 2003	31	—	—	(1)	—	—	—	30
APE (A)	89			545			—	634
Deposits		—	—		—	—		—

(A)	APE = recurring premium + 1/10 single premium

Embedded value 2003	- 21 -

Hungary

Table 15

Movement analysis 2003 (amounts in HUF millions unless stated otherwise, after tax)	TL	FA	VA	LAP	GICs	FEE	A&H	Total
Embedded value life insurance BoY (EUR mln)	195	—	—	40	—	78	—	313

Embedded value life insurance BoY	45,988	—	—	9,493	—	18,306	—	73,787
Value of new business (VNB)	0	—	—	2,132	—	1,063	—	3,195
Gross value of new business	0	—	—	2,714	—	1,380	—	4,095
Tax	0	—	—	(489)	—	(248)	—	(737)
Cost of capital (after tax)	0	—	—	(94)	—	(69)	—	(163)
In-force performance	3,256	—	—	1,321	—	4,779	—	9,356
Unwinding discount rate	2,976	—	—	741	—	1,601	—	5,318
Variance	606	—	—	(271)	—	2,835	—	3,170
Change in operating assumptions	(326)	—	—	850	—	343	—	868
Variance from long term inv. return	1,585	—	—	195	—	(160)	—	1,620
Change in economic assumptions	288	—	—	643	—	554	—	1,484
Currency exchange differences	0	—	—	0	—	0	—	0
Capital movements	0	—	—	0	—	0	—	0
Miscellaneous impacts	(881)	—	—	1,199	—	1,725	—	2,043
Embedded value life insurance EoY	50,236	—	—	14,983	—	26,267	—	91,486

Embedded value life insurance EoY (EUR mln)	191	—	—	57	—	100	—	349
Other activities (EUR mln)								38
Total embedded value for Hungary (EUR mln)								386

VNB and APE (amounts in HUF millions, after tax)	TL	FA	VA	LAP	GICs	FEE	A&H	Total
Value New Business 2003	0	—	—	2,132	—	1,063	—	3,195
APE (A)	0			5,015			—	5,015
Deposits		—	—		—	2,380		2,380

(A)	APE = recurring premium + 1/10 single premium

Embedded value 2003	- 22 -

Spain

Table 16

Movement analysis 2003 (amounts in EUR millions, after tax)	TL	FA	VA	LAP	GICs	FEE	A&H	Total
Embedded value life insurance BoY (EUR mln)	67	—	—	6	—	—	—	73

Embedded value life insurance BoY	67	—	—	6	—	—	—	73
Value of new business (VNB)	2	—	—	1	—	—	—	3
Gross value of new business	5	—	—	1	—	—	—	6
Tax	(2)	—	—	(0)	—	—	—	(2)
Cost of capital (after tax)	(1)	—	—	0	—	—	—	(1)
In-force performance	4	—	—	2	—	—	—	6
Unwinding discount rate	3	—	—	1	—	—	—	4
Variance	1	—	—	2	—	—	—	2
Change in operating assumptions	0	—	—	0	—	—	—	0
Variance from long term inv. return	0	—	—	0	—	—	—	0
Change in economic assumptions	0	—	—	0	—	—	—	0
Currency exchange differences	0	—	—	0	—	—	—	0
Capital movements	3	—	—	0	—	—	—	3
Miscellaneous impacts	(0)	—	—	1	—	—	—	1
Embedded value life insurance EoY	76	—	—	10	—	—	—	86

Embedded value life insurance EoY (EUR mln)	76	—	—	10	—	—	—	86
Other activities (EUR mln)								79
Total embedded value for Spain (EUR mln)								165

VNB and APE (amounts in EUR millions, after tax)	TL	FA	VA	LAP	GICs	FEE	A&H	Total
Value New Business 2003	2	—	—	1	—	—	—	3
APE (A)	19			5			—	24
Deposits		—	—		—	—		—

(A)	APE = recurring premium + 1/10 single premium

Embedded value 2003	- 23 -

Taiwan

Table 17

Movement analysis 2003 (amounts in NTD millions unless stated otherwise, after tax)	TL	FA	VA	LAP	GICs	FEE	A&H	Total
Embedded value life insurance BoY (EUR mln)	114	—	—	—	—	—	—	114

Embedded value life insurance BoY	4,115	—	—	—	—	—	—	4,115
Value of new business (VNB)	2,015	—	—	—	—	—	—	2,015
Gross value of new business	3,717	—	—	—	—	—	—	3,717
Tax	(929)	—	—	—	—	—	—	(929)
Cost of capital (after tax)	(773)	—	—	—	—	—	—	(773)
In-force performance	870	—	—	—	—	—	—	870
Unwinding discount rate	171	—	—	—	—	—	—	171
Variance	699	—	—	—	—	—	—	699
Change in operating assumptions	0	—	—	—	—	—	—	0
Variance from long term inv. return	(113)	—	—	—	—	—	—	(113)
Change in economic assumptions	0	—	—	—	—	—	—	0
Currency exchange differences	0	—	—	—	—	—	—	0
Capital movements	605	—	—	—	—	—	—	605
Miscellaneous impacts	0	—	—	—	—	—	—	0
Embedded value life insurance EoY	7,492	—	—	—	—	—	—	7,492

Embedded value life insurance EoY (EUR mln)	175	—	—	—	—	—	—	175
Other activities (EUR mln)								24
Total embedded value for Taiwan (EUR mln)								199

VNB and APE (amounts in NTD millions, after tax)	TL	FA	VA	LAP	GICs	FEE	A&H	Total
Value New Business 2003	2,015	—	—	—	—	—	—	2,015
APE (A)	12,066			—			—	12,066
Deposits		—	—		—	—		—

(A)	APE = recurring premium + 1/10 single premium

Embedded value 2003	- 24 -

Addendum 2: Outcome and movement analysis based on the internal surplus requirement

The solvency requirement on which the business is managed is based on the more stringent of the local regulatory requirement and 165% of the Standard and Poors’ local capital adequacy models plus any additional internally imposed requirements, if applicable.

Table 18

Embedded value components - Internal (amounts in EUR millions, after tax)	Americas	Nether- lands	United Kingdom	Hungary	Spain	Taiwan	Total 2003	Total 2002
Life business
Adjusted net worth (ANW)	7,610	2,839	711	199	63	18	11,441	11,240
Free surplus (FS)	107	202	340	164	23	(7)	829	419
Required surplus (RS)	7,503	2,637	372	35	40	25	10,612	10,821

Value of in-force life business (ViF)	4,811	1,980	2,189	147	18	146	9,291	9,924
Present value future profits (PVFP)	7,067	2,618	2,258	161	28	187	12,320	12,656
Cost of capital (CoC)	(2,256)	(638)	(69)	(14)	(11)	(41)	(3,029)	(2,732)

Embedded value life insurance (EVLI)	12,421	4,819	2,900	346	81	164	20,731	21,164

Other activities
DAP book value non life	1,203	32	(19)	38	79	24	1,357	1,188
DAP book value other countries							48	64

Total embedded value per country unit	13,624	4,851	2,882	384	160	188	22,137	22,416

Holding activities							(6,495)	(7,828)
Debt, capital securities & other net liabilities							(6,331)	(7,641)
Present value holding expenses							(163)	(187)

Total embedded value (TEV)							15,642	14,588

Embedded value 2003	- 25 -

Table 19

Movement analysis 2003 - Internal (amounts in EUR millions, after tax)	Americas	Nether- lands	United Kingdom	Hungary	Spain	Taiwan	Total 2003
Embedded value life insurance BoY	13,560	4,462	2,714	307	70	52	21,164
Value of new business (VNB)	222	15	41	13	2	38	331
Gross value of new business	607	64	72	16	6	95	860
Tax	(212)	(22)	(22)	(3)	(2)	(24)	(285)
Cost of capital (after tax)	(173)	(26)	(9)	(1)	(2)	(33)	(245)
In-force performance	980	142	66	36	6	80	1,311
Unwinding discount rate	958	358	197	21	4	4	1,543
Variance	80	(199)	(129)	11	2	76	(158)
Change in operating assumptions	(59)	(17)	(2)	4	0	0	(74)
Variance from long term inv. return	788	328	106	6	0	(2)	1,225
Change in economic assumptions	137	13	43	6	0	0	198
Currency exchange differences	(2,298)	0	(217)	(34)	0	(20)	(2,568)
Capital movements	(738)	0	70	0	3	15	(649)
Miscellaneous impacts	(228)	(141)	77	12	0	0	(280)
Embedded value life insurance EoY	12,421	4,819	2,900	346	81	164	20,731

Other activities							1,405
Holding activities							(6,495)
Total embedded value							15,642

Embedded value 2003	- 26 -

Table 20

Movement analysis 2003 - Internal (amounts in EUR millions, after tax)	TL	FA	VA	LAP	GICs	FEE	A&H	Total
Embedded value life insurance BoY	8,413	2,967	1,289	5,248	1,467	458	1,323	21,164

Americas
Embedded value life insurance BoY	5,295	2,967	1,289	836	1,467	383	1,323	13,560
Value of new business (VNB)	94	(14)	2	3	77	21	38	222
In-force performance	266	238	39	90	72	19	256	980
Other line items (A)	(1,093)	(695)	228	(170)	(387)	(45)	(178)	(2,340)
Embedded value life insurance EoY	4,562	2,496	1,559	759	1,229	378	1,438	12,421

The Netherlands
Embedded value life insurance BoY	2,657	—	—	1,805	—	—	—	4,462
Value of new business (VNB)	3	—	—	13	—	—	—	15
In-force performance	173	—	—	(31)	—	—	—	142
Other line items (A)	(105)	—	—	304	—	—	—	199
Embedded value life insurance EoY	2,727	—	—	2,092	—	—	—	4,819

United Kingdom
Embedded value life insurance BoY	154	—	—	2,560	—	—	—	2,714
Value of new business (VNB)	44	—	—	(3)	—	—	—	41
In-force performance	19	—	—	47	—	—	—	66
Other line items (A)	82	—	—	(3)	—	—	—	79
Embedded value life insurance EoY	299	—	—	2,601	—	—	—	2,900

Hungary
Embedded value life insurance BoY	191	—	—	41	—	75	—	307
Value of new business (VNB)	0	—	—	9	—	4	—	13
In-force performance	13	—	—	5	—	19	—	36
Other line items (A)	(14)	—	—	4	—	1	—	(9)
Embedded value life insurance EoY	190	—	—	58	—	98	—	346

Spain
Embedded value life insurance BoY	63	—	—	6	—	—	—	70
Value of new business (VNB)	1	—	—	1	—	—	—	2
In-force performance	4	—	—	2	—	—	—	6
Other line items (A)	3	—	—	1	—	—	—	3
Embedded value life insurance EoY	71	—	—	10	—	—	—	81

Taiwan
Embedded value life insurance BoY	52	—	—	—	—	—	—	52
Value of new business (VNB)	38	—	—	—	—	—	—	38
In-force performance	80	—	—	—	—	—	—	80
Other line items (A)	(7)	—	—	—	—	—	—	(7)
Embedded value life insurance EoY	164	—	—	—	—	—	—	164
Embedded value life insurance EoY	8,014	2,496	1,559	5,519	1,229	476	1,438	20,731

(A)	Other items include ‘variance from long term investment return’, ‘change in economic assumptions’, ‘currency exchange differences’, ‘capital movements’ and ‘miscellaneous impacts’ and are materially the same as in tables 11-17

Embedded value 2003	- 27 -

Addendum 3: Recoverability of DPAC

This section discusses a number of differences between embedded value and the accounting treatment of DPAC (including VOBA), with the aim of linking embedded value to DPAC.

Policy acquisition costs are deferred to the extent that they are recoverable from future expense charges in the premiums or from expected gross profits, depending on the nature of the contract. Every year the deferred policy acquisition costs are tested by country unit and product line to assess the recoverability. Included in DPAC is the value of business acquired (VOBA) resulting from acquisitions, which is equal to a proportion of the present value of estimated future profits on insurance policies in force related to business acquired at the time of the acquisition and is in its nature the same as deferred policy acquisition costs and also subject to the same recoverability testing.

Differences between the assessment of embedded value and DPAC/VOBA, include, but are not limited to, the following:

•	DPAC/VOBA in most countries is based on different accounting assumptions from those used in EVLI.

•	DPAC/VOBA should be compared to DAP profits instead of local statutory profits, on which EVLI is based.

•	DPAC/VOBA under DAP is reported pre-tax; EVLI is on an after tax basis.

•	In the Netherlands, DPAC/VOBA is reflected in EVLI, where it is an admissible asset.

Under the EV framework, the present value of future profits (PVFP) represents the present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio, discounted at the embedded value discount rate. For the reasons explained above, this PVFP cannot be compared directly to the DPAC/VOBA.

To arrive at a comparable basis, the profits included in the PVFP are adjusted to represent the present value of future pre tax DAP profits, before DPAC/VOBA amortization and discounted at the earned rate, net of investment charges/ expenses. The outcome of this calculation is compared to outstanding DPAC/VOBA balances to give an indication of the extent to which our aggregate DPAC/VOBA is recoverable.

Table 21 shows that total life insurance DPAC/VOBA has a coverage ratio of 186%. All of the country units showed coverage ratios above 100%.

Table 21

DPAC Recoverability (amounts in EUR millions, pre tax)	Americas	NL	UK	Hungary	Spain	Taiwan	Total 2003
Adjusted PVFP	14,917	4,950	4,141	295	61	451	24,816
Gross DPAC	8,465	997	3,718	28	16	132	13,356
Coverage	176%	496%	111%	1053%	380%	343%	186%

Embedded value 2003	- 28 -

Addendum 4: Exchange rates

The currency exchange rates used in this report are reflected below. The weighted average exchange rates are used for the amounts in the movement analysis whereas the closing exchange rates are used for the year-end 2003 and 2002 amounts.

Table 22

Closing exchange rates at December 31, 2003

	EUR	USD	CAD	GBP	HUF	NTD
1 EUR	—	1.263	1.623	0.705	262.500	42.880
1 USD	0.792	—	1.285	0.558	207.838	33.951
1 CAD	0.616	0.778	—	0.344	161.698	26.414
1 GBP	1.419	1.792	2.303	—	372.446	60.840
100 HUF	0.381	0.481	0.618	0.268	—	16.335
100 NTD	2.332	2.945	3.786	1.644	612.174	—

Weighted average exchange rates 2003

	EUR	USD	CAD	GBP	HUF	NTD
1 EUR	—	1.131	1.581	0.691	253.340	39.150
1 USD	0.884	—	1.398	0.611	223.977	34.612
1 CAD	0.633	0.715	—	0.437	160.250	24.764
1 GBP	1.447	1.637	2.288	—	366.681	56.665
100 HUF	0.395	0.446	0.624	0.273	—	15.454
100 NTD	2.554	2.889	4.038	1.765	647.101	—

Closing exchange rates at December 31, 2002

	EUR	USD	CAD	GBP	HUF	NTD
1 EUR	—	1.049	1.655	0.651	235.900	36.110
1 USD	0.954	—	1.578	0.620	224.945	34.433
1 CAD	0.604	0.634	—	0.393	142.538	21.819
1 GBP	1.537	1.612	2.544	—	362.644	55.511
100 HUF	0.424	0.445	0.702	0.276	—	15.307
100 NTD	2.769	2.904	4.583	1.801	653.282	—

Weighted average exchange rates 2002

	EUR	USD	CAD	GBP	HUF	NTD
1 EUR	—	0.947	1.485	0.628	242.880	32.770
1 USD	1.056	—	1.568	0.664	256.527	34.611
1 CAD	0.674	0.638	—	0.423	163.589	22.072
1 GBP	1.592	1.507	2.363	—	386.567	52.157
100 HUF	0.412	0.390	0.611	0.259	—	13.492
100 NTD	3.052	2.889	4.531	1.917	741.166	—

Embedded value 2003	- 29 -

Addendum 5: Methodology

Scope

Each division in each country unit calculates the embedded value life insurance (EVLI) for the relevant product segments within the life insurance entities (life business) based on detailed actuarial calculations:

•	Traditional life (TL)

•	Fixed annuities (FA)

•	GICs and funding agreements (GICs)

•	Life for account of policyholders (LAP)

•	Variable annuities (VA)

•	Fee business (FEE)

•	Accident and health (A&H)

All business not included in the life entities, such as general insurance, A&H in non-life entities, mutual funds and banking products is referred to as other activities5. All business in non-life entities is valued at DAP book value.

The sum of the embedded value life insurance per country unit and the value of the other activities is referred to as total embedded value per country unit.

The adjustments in respect of the holding activities comprise two parts:

•	Debt, capital securities and other net liabilities equal to their DAP book values and are not discounted;

•	The present value of future after tax holding expenses, representing the expenses incurred by the group staff departments which are not allocated to the country units.

The sum of the total embedded value per country unit and the adjustment in respect of the holding activities represents the total embedded value (TEV).

The assumptions, methods and results were subject to an independent external review (refer to section 6).

[5]	The exception to this rule is business in non-life companies that is either identical to business written in the life business companies, or inseparable from it. E.g. in the US, a detailed actuarial calculation for the 401(k) retirement plan business that invests in mutual funds is included in the embedded value life insurance even though it is written through a non-life company. Basically, business in mutual fund companies arising from investment of assets from life insurance business is included in the EVLI, whereas pure retail mutual fund business is included in ‘other activities’.

Embedded value 2003	- 30 -

Methodology and definitions

Calculation of the embedded value life insurance requires a considerable number of assumptions to be set with respect to both expected operational and economic developments. The principles developed by AEGON to calculate its embedded value life insurance and value of new business are intended to reflect industry best practices for the purpose of supplementary reporting.

Embedded value life insurance

The embedded value life insurance only reflects the value that arises from current business (assuming closed book) and therefore does not include a value for future new business.

The embedded value life insurance is built up from the following components:

EVLI	=	Free surplus	}	Adjusted net worth
	+	Required surplus

	+	Present value of future profits	}	Value of in-force life business
	–	Cost of capital

The EVLI is defined as the adjusted net worth (ANW) plus value of in-force life business (ViF)6.

ANW represents the market value of available assets in excess of liabilities determined on the local regulatory basis. ANW is split between required surplus and free surplus. The required surplus represents assets required to be present in the company to support the in-force life business (solvency requirement). The assets backing required surplus are marked-to-market. Free surplus represents assets available at the valuation date that are not required to support the in-force life business, and is the excess of assets over the sum of the liabilities (on the regulatory basis) and the required surplus. Assets backing the free surplus are marked-to-market. Refer to table 5 for a reconciliation of the total capital base to ANW.

The ViF equals the present value of future profits (PVFP) less the cost of capital (CoC). The PVFP represents the present value of future after tax regulatory profits projected to emerge from business in the current life insurance portfolio discounted at the discount rate. The discount rate both reflects the time value of money and a risk margin. The CoC originates from the fact that solvency requirements will constrain distributions to shareholders while earning a net return less than the discount rate.

The cost of capital depends on the level of required surplus and affects the EVLI. The higher the required surplus, the greater the CoC and this switch from free surplus to required surplus results in a lower EVLI. The AEGON internal requirement is based on the higher of the local minimum regulatory requirements and 165% of the Standard and Poors’ (S&P) local capital adequacy models, plus any additional internally imposed requirements, if applicable (internal basis). However, for comparison purposes, as a base case, AEGON has prepared the embedded value life insurance analysis in this document assuming required surplus on the regulatory requirements. Results have either been modeled directly or by an appropriate adjustment from the internal basis. The effect on the EVLI of the higher CoC on the internal basis is presented in the sensitivity analysis; furthermore, addendum 2 includes the embedded value components and the embedded value life insurance per country unit and per product segment on the internal basis.

[6]	Alternatively, the sum of the required surplus and present value of future profits less the cost of capital is also known as the present value of distributable earnings (PVDE). The value of the free surplus plus the PVDE then equals the embedded value life insurance.

Embedded value 2003	- 31 -

Movement analysis including new business

A movement analysis illustrates the change in embedded value life insurance from one reporting period to the next. One of the components of the movement analysis is the value of new business (VNB). The VNB is a measure of the value added by production sold within the last reporting period. It is calculated at the end of the reporting period and based on the beginning of year economic and end of year operating assumptions. The change to end of year economic assumptions is reflected under ‘change in economic assumptions’, while the difference between the assumed and actual investment experience is reflected in the ‘variance from long term investment return’.

Where pre-tax numbers are presented, the calculations are carried out on an after-tax basis and the profits are then grossed up for the relevant corporate tax rate.

Operating assumptions

Operating assumptions are best estimate assumptions and based on historical data where available. The assumptions fall into two categories: operating assumptions involving policyholder behavior and operating assumptions involving company policies, strategies and operations. All assumptions fall within the scope of the external review and reflect a going concern basis.

Operating assumptions involving policyholder behavior

Operating assumptions involving policyholder behavior, such as premium contributions, mortality, morbidity and persistency, each reflects the company’s ‘best estimate’ of future experience and are based on the historical and current experience of the company. These assumptions are adjusted to reflect known changes in the environment and identifiable trends. If historical data is insufficient to provide a reliable basis to develop assumptions, the company’s best judgment is used taking into consideration the company’s pricing and/or reserving assumptions and the experience of other companies with comparable products, markets and operating procedures.

Operating assumptions involving company policies, strategies and operations

Operating assumptions involving company policies, strategies and operations, such as profit sharing/bonus rates and reinsurance and investment/reinvestment strategies reflect contractual requirements as well as the most current policies, strategies and operations.

Allowances for tax reflect best estimates of future taxes according to local taxation rules, taking into account current ‘substantially enacted’ legislation and tax rates. This best estimate of future taxes initially assumes no future new business (i.e. is on a closed book basis) and includes both cash and accrual adjustments (e.g., deferred taxes). The tax attributed to new business written in the year is generally determined by considering the marginal impact of that new business on the existing business tax position (allowing for any losses carried forward). For the UK, the tax attributable to new business assumes that existing business profits are first made available to relieve new business strains, with any balance of such profits then being used to relieve carried forward losses. The UK new business strains and current tax position of the fund thus generate a negative tax variance, which has been included under ‘in force variance’ in the movement analysis in section 4.2. Expenses are based on current experience. Expenses that can clearly be demonstrated as non-recurring are identified and omitted from maintenance or acquisition costs and excluded from the determination of the appropriate unit expense assumptions. Expenses are subject to inflation adjustments into the future7.

[7]	Refer to section 2.1 ‘Economic assumptions’ for inflation assumption.

Embedded value 2003	- 32 -

Anticipated efficiency gains (future expense improvements) have only been included if a definite action plan has been approved to implement these changes in the short term8. Holding expenses reflect the present value of expected future expenses incurred by the holding companies (present value holding expenses). These expenses are assumed to run off in line with the in-force life business.

Operating assumptions are reviewed each year and a determination is made as to whether they should be changed.

Embedded options and guarantees

Insurance policies can have options and guarantees that are embedded in the product design (embedded options and guarantees). These embedded options and guarantees include minimum guarantee death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

We have explicitly allowed for the exposure of the majority of these embedded options and guarantees by including their impact on embedded value life insurance using mostly stochastic modeling.

[8]	Refer to section 4.1 ‘Value components’ for details on these expenses issues.

Embedded value 2003	- 33 -

Glossary and abbreviations

Glossary

Base case	The EVLI, TEV and VNB calculated under the set of assumptions and methodology outlined in addendum 5 Methodology. Sensitivity tests reflecting a deviation on the assumptions are presented in comparison to the base case.

Closed book	An assumption that the portfolio will run off after the valuation date and is not expected to grow with future new business.

Cost of capital	The cost related to having to hold solvency capital that will constrain distributions to shareholders. The cost originates from the fact that the net return earned on the assets backing this capital is lower than the discount rate.

DAP book value	Net asset value based on generally accepted Dutch accounting principles.

Discount rate	The rate at which future cash flows are discounted back to the valuation date.

Embedded options and guarantees	Can apply to both assets and liabilities of AEGON. On assets, refers to choices that issuers of assets owned by AEGON can make, such as the ability to exercise and option to call, prepay or convert an asset. On liabilities, refers to choices that contract holders/policyholders of AEGON can make, such as minimum guarantee death/income benefits, minimum interest guarantees (floors), minimum (cash) surrender values, annuity options, etc.

Embedded value life insurance	The present value of the existing life business at the valuation date and excluding any value attributable to future new business.

Embedded value life insurance movement	The change in embedded value life insurance from one reporting year to another.

Free surplus	Excess of assets available at the valuation date over capital needed to support the business (liabilities and required surplus).

Going concern basis	Business outlook assumption that expects the business to behave under normal conditions but excluding future new business.

Gross value of new business	The value of new business, grossed-up at the relevant corporate tax rate, before allowance for the cost of capital.

In-force business	Contracts and policies that are in effect as at the valuation date.

Internal basis	The more stringent of local regulatory solvency requirements and 165% of the Standard and Poors’ solvency requirements, plus any additional internally imposed requirements, if applicable.

Mark-to-market	The adjustment of the asset value from regulatory value to market value.

Embedded value 2003	- 34 -

Movement analysis	An explanation of the change in embedded value life insurance from one reporting period to the next.

Net asset spreads	Excess of net investment return over the risk free rate.

Persistency	The rate at which policies and contracts remain in-force.

Present value of distributable earnings	The discounted value of expected future distributable earnings as at the valuation date at the discount rate.

Reporting segment	The product type categories of business on which AEGON reports externally for DAP and EVLI/TEV.

Required surplus	The capital that AEGON is required to hold in order to satisfy local regulatory solvency requirements or to demonstrate financial strength (via ratings from agencies such as Standard & Poors’ and Moody’s).

Reserve base	Methodology or principle basis to calculate the level of reserves.

Total embedded value	The sum of the embedded value life insurance and the value of the other activities and holding activities.

Time value of money	The expected value of money at a certain valuation date.

Unwinding discount rate	Expected return on the beginning of year EVLI.

Value of new business	The present value of the future expected profits on the block of business sold in the latest reporting year.

Value of in-force	The present value of the expected future profits emerging from the business in-force as of the valuation date minus the cost of capital.

Variance analysis	Explanation of the difference between actual and expected experience related to assumptions.

Embedded value 2003	- 35 -

Abbreviations

A&H	Accident & health

ANW	Adjusted net worth

APE	Annualized premium equivalent

BoY	Beginning of year

CoC	Cost of capital

DPAC	Deferred policy acquisition costs

DAP	Dutch accounting principles

EoY	End of year

EVLI	Embedded value life insurance

FA	Fixed annuities

FEE	Fee business

FS	Free surplus

GICs	Guaranteed investment contracts and funding agreements

IFRS	International Financial Reporting Standards

LAP	Life for account of policyholders

PVDE	Present value of distributable earnings

PVFP	Present value of future profits

RS	Required surplus

TEV	Total embedded value

TL	Traditional life

VA	Variable annuities

ViF	Value of in-force business

VNB	Value of new business

VOBA	Value of business acquired

Embedded value 2003	- 36 -

Disclaimer

Cautionary note regarding Regulation G (non-GAAP measure)

This press release includes non-GAAP financial measure. Embedded value is not based on DAP, which are used to prepare and report AEGON’s financial statements and should not be viewed as a substitute for DAP financial measures. In the attached report the embedded value life insurance and the total embedded value are reconciled to shareholders’ equity of EUR 14.1 billion as reported in AEGON’s annual accounts over the year 2003. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

Cautionary note regarding the use of local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and in GBP for the United Kingdom because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in euro, which is the currency of our primary financial statements.

Cautionary note regarding forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism and acts of war;

•	Changes in the policies of central banks and/or foreign governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Embedded value 2003	- 37 -

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0) 70 344 83 05
Media	+31 (0) 70 344 83 44
E-mail	gca-ir@aegon.nl

Baltimore, the United States

Analysts & Investors	+1 410 576 4577
Media	+1 410 576 4542
E-mail	ir@aegonusa.com

Web site: www.aegon.com